UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2025
Commission File Number: 001-38929

Fiverr International Ltd.
(Translation of registrant’s name into English)

8 Eliezer Kaplan Street
Tel Aviv 6473409, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On March 10, 2025, the board of directors (the “Board”) of Fiverr International Ltd. (the “Company”) approved a "distribution", as defined in the Israeli Companies Law, 1999 (the “Companies Law”), by way of repurchase (buyback) of the Company’s ordinary shares in a total amount of up to $100,000,000 (the “Distribution”).

According to Section 7C of the Companies Regulations (Reliefs for Corporations Whose Securities Are Listed on Foreign Stock Exchanges), 2000, the Company’s creditors may apply to the Company and object to the Distribution, within 30 days, in which case, the Distribution will be subject to a court approval. In the event no such objection is filed, the Distribution will become effective upon the expiration of the 30-day waiting period.

Any share buybacks may be made from time to time in the open market, including through trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, in privately negotiated transactions or otherwise. The timing and amount of any share buybacks will be subject to market conditions and other factors determined by the Company. The Company may suspend, modify or discontinue buybacks at any time in its sole discretion without prior notice. This notice is neither an offer to purchase nor a solicitation of an offer to buy any securities.

Forward-Looking Statements

This Report on Form 6-K (the “Form 6-K”) contains forward-looking statements. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the pending buyback plan. These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including without limitation the important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 19, 2025, and our other reports filed with the SEC. Any such forward-looking statements represent management’s estimates as of the date of this Form 6-K. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: March 11, 2025	By: /s/ Gurit Kainnan Vardi Name: Gurit Kainnan Vardi Title: EVP and General Counsel